Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.

"Focused
on
the
massive
Tuzo
kimberlite
pipe"

2008 ANNUAL REPORT

MOUNTAIN PROVINCE
DIAMONDS INC.

CORPORATE PROFILE

Mountain Province Diamonds is a Canadian diamond exploration and development company headquartered in Toronto, Ontario. The Company's primary asset is its 49 percent interest in Gahcho Kué, one of Canada's largest high grade diamond deposits. This interest is held through the Gahcho Kué Joint Venture with De Beers Canada (51 percent).

The Gahcho Kué Project is a highly diamondiferous primary kimberlite cluster located at Kennady Lake, approximately 300 kilometers northeast of Yellowknife in Canada's Northwest Territories. Gahcho Kué is the largest diamond mine under development in the Western world, and has the potential to become one of Canada's major diamond mines.

The Project has appointed De Beers Canada as the Project Operator. Mountain Province can call on De Beers Canada to fully fund the exploration, permitting, development and construction of the project. In that event, De Beers' interest in the Project will increase to 60 percent with Mountain Province retaining 40 percent.

Based on projected development plans, the Gahcho Kué diamond mine could come into production by the end of 2012, producing approximately 3 million carats per year for approximately 15 years.

Mission

Mountain Province plans to maximize shareholder value through the optimal permitting, development, construction and operation of the Gahcho Kué diamond mine.

Stock Exchange Information

Mountain Province trades on the Toronto Stock Exchange (TSX: MPV) and the American Stock Exchange (AMEX: MDM).

Ekati
Diavik
Snap Lake
Gahcho Kué
See Detail
YELLOWKNIFE
N
0
100
200
kilometers
Tesla
Outline of Kimberlite
@ 370m hae
0
200
meters
Dunn Sheet
Tuzo
5034 Extension
5034 North
5034
5034 South
Wallace
Kennady Lake Camp
Hearne

MOUNTAIN PROVINCE DIAMONDS INC.

1

MESSAGE TO SHAREHOLDERS

After more than a decade, during which we have experienced numerous delays, exploration at the Gahcho Kué Project is finally nearing completion. The focus of activity for the past year has been on the massive Tuzo kimberlite pipe and the north lobe of the 5034 kimberlite pipe.

During the winter of 2007, the Project undertook an extensive core drilling program to more fully define the volume, geology, dilution, density and grade of the Tuzo kimberlite pipe and also to upgrade the Tuzo resource to the "indicated" category. While we have yet to receive the final results of this program, the Operator of the Gahcho Kué Project, De Beers Canada Inc., has stated that the results indicate a 17 percent increase in the volume of the Tuzo kimberlite pipe over the previous 2005 estimate.

A land-based large diameter core drilling program was also conducted at the north lobe of the 5034 kimberlite pipe during the summer of 2007. The purpose of this program was to extract approximately 100 carats of macro diamonds to confirm the macro/micro diamond relationship between the 5034 north and east lobes. This program has confirmed the continuity between the two lobes allowing the extrapolation of the diamond revenue models from the 5034 east lobe to the north lobe, thereby enabling the Operator to upgrade the north lobe resource to the "indicated" category.

After two failed attempts, the Gahcho Kué Operator completed the large diameter bulk sampling program at Tuzo during the winter of 2008. This program was designed to recover approximately 1,500 carats of macro diamonds which, combined with the approximately 600 carats recovered from prior years' exploration, should be sufficient to complete a diamond revenue model for the Tuzo kimberlite, thereby also upgrading this resource to the "indicated" category.

Most encouragingly, a 25.13 gem quality diamond of excellent shape and clarity and good colour - a perfect 'ice crystal' - was recovered from the Tuzo bulk sample. Our understanding is that this is the largest gem-quality diamond ever recovered from an exploration drill program in Canada. With an independently determined value of $17,500 per carat, the diamond value is approximately $440,000. The diamond's find at Tuzo confirms the potential for the Gahcho Kué kimberlites to host large diamonds.

From past years' exploration at Gahcho Kué, several other large diamonds of gem quality have been recovered; including 9.9, 7, 6.6 and 5.9 carat diamonds from the 5034 kimberlite, and 8.7, 6.4 and 4.9 carat diamonds from the Hearne kimberlite. The presence of coarser diamonds is an important driver of overall diamond value at Gahcho Kué.

Thank you to our shareholders and Board of Directors for their continued support over the past year.

Patrick Evans
President and CEO

August 7, 2008

2008 ANNUAL REPORT

2

INVESTING IN GAHCHO KUÉ

Strategic Location

Gahcho Kué is located in the Northwest Territories - the heart of Canada's diamond mining industry. It is well situated for exploration, construction, mining, processing and transportation.

AK 92
AK 91
AK 90
AK 89
Gahcho Kué
Cluster
Kimberlite
Campsite
Gahcho Kué Project
0
2000
4000
meters

Funding

Since March 2000, De Beers has been solely responsible for the financing of the exploration, permitting and development of the Project. If called on to fund a definitive feasibility study, De Beers' interest in the Project will increase to 55 percent. If called on to fund the construction of a mine, De Beers' interest in the Project will increase to 60 percent following the commencement of commercial production.

Breakdown of Resources (2005)

Resource	Category	Tonnes	Carats	Grade (cpht)[1]
5034	Indicated	8,715,000	13,943,000	160
	Inferred	4,921,000	8,366,000	170
Hearne	Indicated	5,678,000	9,676,000	170
	Inferred	1,546,000	2,373,000	153
Tuzo	Inferred	10,550,000	12,152,000	115
Summary	Indicated	14,392,000	23,619,000	164
	Inferred	17,017,000	22,890,000	135

1. Resource cut-off is 1.5 mm

Development Timeline

2008	2009	2010	2011	2012
Environmental Impact Review continues	Environmental Impact Review completed	Permitting completed	Mine construction continued	Mine commissioning and first production
Tuzo bulk sampling program completed	Feasibility study commences	Site preparation and mine construction commences		
Resource upgrade completed	Procurement commences			
Update of 2005 Technical Report completed				

MOUNTAIN PROVINCE DIAMONDS INC.

3

INVESTING IN DIAMONDS

Scarcity of Mines

Mountain Province, through its interest in the Gahcho Kué Project, is exceptionally well placed. Currently, there are only twenty-four primary diamond mines in operation globally. By 2012, when Gahcho Kué is expected to commence production, this number will be reduced to approximately twelve. Based on current projections, Gahcho Kué is expected to be among the largest and most profitable of the world's primary diamond mines.

Looming Diamond Shortage

The world is facing a looming diamond shortage as booming global demand increasingly outstrips static supply. This is leading to a sharp rise in diamond prices. During 2007, rough diamond prices increased by approximately 25 percent. During the first six months of 2008, rough diamond prices increased by a further 20 percent. By 2012 - when Gahcho Kué is expected to commence production - global demand for diamonds is expected to rise to $20 billion, outstripping supply by approximately $7 billion annually. As a result, diamond prices are projected to continue rising significantly over the next 10 years.

Powerful New Markets

Despite investments of hundreds of millions of dollars in global exploration, the diamond industry has failed to discover sufficient commercial diamond deposits to replace existing finite mines. Consequently, diamond production is projected to remain flat for at least the next decade. The price support brought on by this shortage is being compounded by the emergence of powerful new markets with strong appetites for diamonds. The U.S. currently accounts for 50 percent of worldwide diamond sales. However, the largest demand increases are in China and India, which both have a fast-growing middle class, as well as the Middle East.

Canada - The New Diamond Frontier

Canada is rapidly becoming a new global leader in diamond production. The country is now the third largest diamond producer, providing almost 15 percent of the world's diamonds by value.

Canada's diamonds have gained a worldwide reputation for exceptional gem quality. They are also in high demand because they are produced under strict environmental and social regulations.

cm
1

"To the best of our knowledge, this is the largest gem-quality diamond ever recovered from a Canadian diamond exploration drill program," said Mountain Province President and CEO Patrick Evans. "The diamond is a perfect 'ice crystal' and has been independently valued at approximately $17,500 per carat, putting the diamond value at approximately $440,000. We are very pleased with the recovery of a 25.13 carat diamond from Tuzo, which confirms the potential for the Gahcho Kué kimberlites to host large diamonds".

– *The Globe and Mail, Toronto*
July 3, 2008

2008 ANNUAL REPORT

4

INVESTMENT HIGHLIGHTS

Size - The Gahcho Kué Diamond Project is a large diamond asset by global standards - projected to produce 3 million carats a year over 15 years.

Development - The Project is at an advanced stage of development - currently in the permitting phase.

Funding - Mountain Province has the option to be carried through to commercial production. De Beers is currently funding 100 percent of the Gahcho Kué expenses.

Achievements in Fiscal 2008

- Completed Tuzo delineation core drilling program
- Completed 5034 North Lobe large diameter core program
- Completed Tuzo bulk sampling program
- Recovered largest gem-quality diamond ever from a Canadian drill program

Corporate Information

Head Office

401 Bay Street
Suite 2700, P.O. Box 152
Toronto, Ontario M5H 2Y4
T: 416-361-3562
F: 416-603-8565

Investor Relations

Patrick Evans
President and CEO
T: 416-361-3562
E: info@mountainprovince.com

Registrar & Transfer Agent

Computershare Investor Services
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
T: 416-263-9200
F: 1-888-453-0330
E: service@computershare.com

Auditors

KPMG LLP
Commerce Court West
199 Bay Street, Suite 3300
Toronto, Ontario M5X 1J5

Legal Counsel

Fraser Milner Casgrain LLP
1 First Canadian Place
100 King Street West
Toronto, Ontario M5X 1B2

Officers and Directors

Jonathan Comerford, MBA
Chairman

Patrick Evans
President, CEO and Director

Jennifer Dawson
CFO and Corporate Secretary

D.H.W. Dobson, CA
Director

Elizabeth Kirkwood
Director

Peeyush Varshney, LL.B
Director

Carl G. Verley, B.Sc., P.Geo.
Director

David Whittle, CA
Director

Printed in Canada. Project Management and Production: Walter J. Mishko & Co. Inc. Concept/Design: Goodhoofd Inc.

MOUNTAIN PROVINCE DIAMONDS INC.

TUZO

MOUNTAIN PROVINCE DIAMONDS INC.

2008 MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED FINANCIAL STATEMENTS

MOUNTAIN PROVINCE DIAMONDS INC.

MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2008

The following management discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province” or “MPV”) is prepared as at June 23, 2008, and should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2008. These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiations and closing of future financings.  The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

For additional information, reference is made to the Company’s press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com and on the Company’s website at www.mountainprovince.com.

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canadian resource company participating in a joint venture (the “Gahcho Kué Project”) exploring and permitting a diamond deposit located in the Northwest Territories (“NWT”) of Canada. The Company’s primary asset is its 49% interest in the Gahcho Kué Project over certain AK leases located in the NWT.  The Company and its partner, Camphor Ventures Inc., entered into a letter of agreement with De Beers Canada Exploration Inc. (“De Beers Canada”) in 1997, subsequently continued under and pursuant to an agreement concluded in 2002. If called on to fully fund a definitive feasibility study, De Beers Canada can increase its interest to 55 percent upon the completion of a feasibility study. If called on to fully fund the mine’s construction, De Beers Canada can increase its interest to 60 percent following the commencement of commercial production.

The Gahcho Kué Project is conducting advanced exploration at its mineral properties, but has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Gahcho Kué Project to complete exploration and development to discover economically recoverable reserves and upon the successful permitting, construction and future profitable production. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalised to date.

2	ANNUAL REPORT 2008

Project Technical Study

The Gahcho Kué Project approved a budget of approximately C$25 million in 2003 for an in-depth technical study of the Hearne, 5034 and Tuzo kimberlite bodies located at Kennady Lake in Canada’s Northwest Territories. This study was of sufficient detail to allow the Gahcho Kué Project to advance to mine permitting.

The final results of the study were presented to the Company in June 2005. Based on the results, the Gahcho Kué Project approved funding totaling C$38.5 million to advance the project to the permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

A review of the 2005 technical study was initiated during the second half of 2006 with a view to reducing the projected capital and operating costs. Work on the updated technical study review is continuing, and is expected to be completed during 2008.

Exploration

In January 2006, the Company announced details of the advanced exploration program at the Gahcho Kué Project. The focus of the program, which is being managed by the project operator, De Beers Canada, was to upgrade the diamond resource of the North Lobe of the 5034 kimberlite pipe to the “indicated mineral resource” category; improve the understanding of the grade and diamond value of the Tuzo kimberlite pipe; collect sufficient data to support a definitive feasibility study; and establish the overall potential upside of the project. None of the planned large diameter drill holes were completed due to the failure on the part of the operator. Twenty-five of 31 planned core drill holes were completed.

Starting in the summer of 2006, the project operator, De Beers Canada, commenced a summer core drilling program. Six additional core drill holes were completed, bringing the total number of core drill holes completed in 2006 to 31.   The results of the core drilling program were announced in January 2007.

In December 2006, the Company was advised by the project operator, De Beers Canada, that the Tuzo and 5034 North Lobe bulk sampling programs previously considered for 2007 were delayed until 2008.  No suitable drilling operator was willing to undertake the large diameter drilling program during 2007.

As originally reported by the Company in a news release dated November 16, 2005 titled “Mountain Province Diamonds Inc. Appoints New President and CEO”, De Beers Canada, operator of the Gahcho Kué Project, has provided the following summary of the Gahcho Kué Project:

Pipe	Resource Category	Tonnes	Carats	Grade (cpht) (1)
5034	Indicated Inferred	8,715,000 4,921,000	13,943,000 8,366,000	160 170
Hearne	Indicated Inferred	5,678,000 1,546,000	9,676,000 2,373,000	170 153
Tuzo	Inferred	10,550,000	12,152,000	115
Summary	Indicated Inferred	14,392,000 17,017,000	23,619,000 22,890,000	164 135

                                               1. Resource cut-off is 1.5mm

MOUNTAIN PROVINCE DIAMONDS INC.	3

The Gahcho Kué Project undertook an extensive core drilling program at the Tuzo kimberlite over the winter of 2006/2007 as part of a $30.8 million 2007 budget for the Gahcho Kué Project.  The Tuzo core drilling program, which comprised 26 drill holes over 8,576 meters broadly covering a 35 meter grid pattern over the Tuzo kimberlite pipe, was designed to more fully define the volume, geology, dilution, density and grade of the Tuzo pipe and also to upgrade the Tuzo resource.  Twenty core holes were drilled to 300 meter depths and six holes were drilled to 400 meter depths. The results from the core drilling program are expected to be adequate to upgrade the Tuzo geological model in early 2008.

The 2007 Tuzo winter core drilling program was completed in mid-April 2007, and was considered to be successful.  Preliminary results of the drill program indicate substantial flaring to depth of the Tuzo kimberlite. In addition, four of six deep (400 meter) drill holes terminated in kimberlite confirming substantial flaring and continuity of the Tuzo kimberlite to depth.

In addition, a five-hole core drilling program between the North and East lobes of the 5034 kimberlite was also completed successfully confirming the continuity of the kimberlite between the two lobes. According to De Beers Canada, confirmation of the kimberlite continuity provides sufficient confidence to be able to extrapolate the diamond revenue modeling from the 5034 East Lobe, which is in the indicated mineral resource category, to the North Lobe with a much reduced diamond parcel from the North Lobe.

On November 6, 2007, in a news release titled “Mountain Province Diamonds Provides Gahcho Kué Diamond Project Update“, the Company announced the results of the 2007 core drilling program.

Specifically, these results included the following kimberlite volume update for the Gahcho Kué Project provided by the project operator:

Kimberlite	2005 Volume Estimate (‘000’s cubic meters)	2007 Volume Estimate (‘000’s cubic meters)	Difference
5034 Indicated	3,301	3,183	-4%
Inferred	1,934	2,192	+13%
Hearne Indicated	2,262	2,262	-
Inferred	594	594	-
Tuzo Inferred	4,337	5,080	+17%

•	Reported above 121 masl
•	Excludes 5034 kimberlite south-west corridor

While the Company announced on December 17, 2007 that the project operator had advised that the geology and resource models for Tuzo, 5034 and Hearne kimberlites would be released early in the second quarter of 2008, the Company announced on May 13, 2008 that the Gahcho Kué project operator, De Beers, has now advised that work on the updated geological and resource models is ongoing, and when the work is complete, it will be considered “interim” and will not be compliant with National Instrument 43-101 (“NI 43-101”), and thus in a form which will permit public disclosure to Mountain Province shareholders.  Once the updated geological and resource models are available, the Company will consult with Mr. Carl Verley (the Company’s qualified person under NI 43-101) and the Ontario Securities Commission to establish what further work is required in order for the results of these updates to be made available to the Company’s shareholders.

The Gahcho Kué Project undertook a land-based large diameter (5.75 inch) core drilling program at the 5034 North Lobe during the summer of 2007 to extract 60 tonnes required to recover a 100 carat diamond sample.  The budget of $8.2 million dollars for this 5034 North bulk sampling program was approved by the Joint Venture in May 2007.

4	ANNUAL REPORT 2008

On November 6, 2007, the Company announced that the 2007 large diameter core drilling at the 5034 North Lobe concluded at the end of October.  Five of the originally planned six large diameter core holes were completed, recovering approximately 33 tonnes of kimberlite. Despite the smaller than expected recovery of kimberlite, the project operator is nonetheless confident that sufficient diamonds were recovered to enable revenue modeling of the 5034 North Lobe to be completed to support the upgrade of the 5034 North Lobe to the “indicated mineral resource” category.  The 2007 large diameter core drilling program concluded with costs of $12.4 million versus an approved incremental budget of $5.1 million with the increase being primarily attributable to insufficient costs being budgeted for drill rig mobilization, and direct and indirect costs associated with the extension to the timing of the drilling campaign.

On December 17, 2007, the Company announced that the 2008 Tuzo large-diameter drilling bulk sampling program had commenced.  The program used two 24-inch drill rigs to drill a total of nine large-diameter holes to recover a diamond parcel of approximately 1,500 carats.  Seven of the holes were drilled to depths of approximately 100 meters and the remaining two holes were drilled to depths of approximately 300 meters.

On March 19, 2008, the Company announced that the 2008 Tuzo large-diameter  bulk sampling program concluded successfully ahead of schedule, and that a total of nine holes had been drilled to the planned depths.,  The Company also announced that the processing of the drill core at De Beers’ Grand Prairie facility commenced on February 23, 2008 and was expected to be completed by May 2008, at which point the concentrated kimberlite will then be processed to recover macro diamonds which, with the approximate 600 carats recovered from the prior years’ exploration, should provide a sufficiently large sample of approximately 2,000 carats to enable the Joint Venture to do accurate diamond revenue modelling for the Tuzo kimberlite.

On May 13, 2008, the Company announced that the project operator, De Beers, had advised that the concentration of the bulk sample had been completed ahead of schedule and that diamond recovery from the Tuzo bulk sample is taking place at De Beers’ GEMDL facility in South Africa, following which the entire Tuzo diamond parcel will be sent to the Diamond Trading Company (DTC) in London for cleaning and valuation.  Results from this program will be released as soon as they are available.

Conceptual Study Update

On December 17, 2007, Mountain Province announced that it had been advised by De Beers that the update of the 2006 Gahcho Kué conceptual study would be completed by the second quarter of 2008. De Beers has now advised the Company that work on the updated study is ongoing. De Beers has also advised the Company that the updated study to be provided by the project Operator will not be complaint with NI 43-101. Once the updated study is available, Mountain Province will address this issue with the Company’s technical advisors, JDS Mining, and the Ontario Securities Commission to establish what further work is required in order for the results of the update to be made available to Mountain Province shareholders.

Permitting

In November 2005, De Beers Canada, as operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced an Environmental Assessment ("EA"). On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted.

In July 2006, De Beers Canada filed an application for a judicial review of the referral. De Beers Canada brought the application for judicial review of the MVEIRB decision to the Supreme Court of the NWT. On April 2, 2007, the Supreme Court of the Northwest Territories dismissed De Beers Canada’s application and upheld the decision by the MVEIRB.

Following the decision of the Supreme Court of the NWT, the MVIERB has now commenced the EIR.  The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué Project in June 2007, and called for comments from interested parties by July 11, 2007.  The EIR is designed to identify all of the key environmental issues that will be impacted by the development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.  The draft Work Plan anticipated that the EIR of the Gahcho Kué Project will be completed by mid-2009, although the MVEIRB emphasized that the dates reported are target dates only, and the schedule is subject to change.  On June 14, 2007, the Company announced its attendance at the first of two work plan meetings in Yellowknife on June 11, 2007, conducted by the MVEIRB, where an overview of the draft Terms of Reference for the Environmental Impact Study and draft Work Plan for the EIR were discussed.  The impact of the EIR on the project’s development schedule is not yet known.

MOUNTAIN PROVINCE DIAMONDS INC.	5

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement (“EIS”) on October 5, 2007.  On May 9, 2008, the project operator, De Beers, advised the MVEIRB that the filing of the EIS will be deferred to the fall 2008.

Retraction of Gahcho Kué Project Economics

On August 27, 2007, the Company announced that it was retracting all previous references to the economics of the Gahcho Kué diamond project derived from the 2005 Study Report, which is a preliminary economic assessment produced by AMEC Americas Ltd. and DeBeers Canada under the direction of the Gahcho Kué project operator,  De Beers Canada.

This retraction was made at the request of the Ontario Securities Commission (“OSC”) which advised the Company that disclosure of the Gahcho Kué project economics requires the filing of a technical report in compliance with National Instrument 43-101 ("NI 43-101").   The 2005 Study Report provided to Mountain Province by De Beers Canada contains AMEC/De Beers Canada’s estimates of capital and operating costs and was not prepared in the required technical report format stipulated under NI 43-101. Shareholders should not rely on the 2005 Study Report or any references thereto in materials previously disclosed by the Company.

At the same time, Mountain Province clarified the diamond valuation figures presented by the Company.  The estimated values for the Gahcho Kué diamonds as provided by De Beers Canada for the bulk sample diamonds were US$77 per carat for the indicated resource portion of the bulk sample and US$71 per carat for the inferred portion of the diamonds based on the DeBeers June 2005 price book.

As previously reported, Mountain Province contracted WWW International Diamond Consultants to perform an independent analysis of the bulk sample diamonds.  The WWW report, which was prepared in June 2006, indicated an average price of US$83 per carat for the entire parcel. Mountain Province continues to use this WWW valuation of the diamonds as the valuation of the Gahcho Kué diamonds.

Other diamond value prices previously referred to by the Company should be disregarded unless the specific basis of the derivation of the price is appropriately indicated.  Likewise, as all diamonds are sold in US$, all price references will be indicated in US$ terms going forward.

Other Exploration

In 2005, the Gahcho Kué Project retained four leases for the development of the Gahcho Kué Project; the Company has retained five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp. in exchange for a 1.5 percent royalty.

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km, respectively, from the Gahcho Kué Project) were discovered in 1999-2000. The Kelvin and Faraday bodies are small blows along a dyke system. No further evaluation of the Kelvin and Faraday kimberlites has taken place since 2004.

6	ANNUAL REPORT 2008

RESULTS OF OPERATIONS

Selected Annual Information

	2008	2007	2006
Interest revenue	$62,155	$23,940	$12,173
Expenses	(1,194,210)	(1,361,937)	(1,132,061)
Write-down of long-term investments	-	(480,000)	(1,080,000)
Gain on sale of long-term investments	1,075,420	-	-
Share of loss of Camphor Ventures	-	(143,266)	-
Net loss for the year before tax recovery	(56,635)	(1,961,263)	(2,199,888)
Net income (loss) for the year (after tax recovery)	165,531	(1,961,263)	(2,199,888)
Basic and diluted earnings (loss) earnings per share	0.00	(0.04)	(0.04)
Cash flow used in operations	(1,229,541)	(978,526)	(727,123)
Cash and cash equivalents, end of period	144,750	179,970	845,452
Total assets	66,764,167	41,615,827	34,874,288
Future income tax liability	5,909,363	Nil	Nil
Dividends declared	Nil	Nil	Nil

Year ended March 31, 2008
The Company’s net income for the year ended March 31, 2008 was $165,531, compared with a net loss of $1,961,263 or $0.04 per share, for the year ended March 31, 2007.  Before the Company’s tax recovery of $222,166, the net loss was $56,635. The net loss for the year ended March 31, 2008 includes the Company’s gain on sale of its 4,000,000 common shares of Northern Lion of $1,075,400.  Without the gain on sale, the Company had a net loss for the year (before tax recovery) of $1,132,055, or $0.02 per share.

Operating expenses were $1,194,210 for the year ended March 31, 2008 compared to $1,361,937 for the prior year.

Professional fees at $202,245 for the year ended March 31, 2008 include audit and tax preparation accruals, and legal expenses, compared to $198,628 in the prior year.

In the year ended March 31, 2008, the Company incurred Promotion and investor relations expenses in the amount of $86,380 compared to $124,467 for March 31, 2007 yearend.  The March 31, 2007 amount includes approximately $53,000 as retainer for the Company’s investor relations firm in 2006.  The investor relations retainer was terminated in November 2006.

During the year ended March 31, 2007, the Company recognized $186,321 of stock-based compensation expense related to options granted in November 2005 and January 2006, each vesting 50% immediately, and 50% at the one-year anniversary of their granting.  All options are exercisable and there is no stock-based compensation for the current year.

Other expenses have generally increased over the prior year primarily due to increased management and oversight activities undertaken with respect to the Company's investment in the Gahcho Kué Project, particularly during the third quarter.

MOUNTAIN PROVINCE DIAMONDS INC.	7

Summary of Quarterly Results

2008 Fiscal Year
	Fourth Quarter March 31, 2008	Third Quarter December 31, 2007	Second Quarter September 30, 2007	First Quarter June 30, 2007
Interest Income	$13,754	$18,787	$25,986	$3,628
Expenses	(219,038)	(335,905)	(328,319)	(310,948)
Gain on sale of long-term investments	-	-	1,075,420	-
Net loss (income) before tax recovery	(205,284)	(317,118)	773,087	(307,320)
Net loss (income) after tax recovery	16,882	(317,118)	773,087	(307,320)
Net loss per share (basic)	0.00	(0.01)	0.01	(0.01)
Cash flow used in operations	(34,628)	(321,138)	(330,561)	(543,214)
Cash and cash equivalents, end of period	144,750	1,682,329	1,993,082	298,058
Assets	66,764,167	75,271,686	75,597,578	75,785,466
Future income tax liabilities	5,909,363	14,523,254	14,523,254	14,523,254
Dividends	Nil	Nil	Nil	Nil

2007 Fiscal Year
	Fourth Quarter March 31, 2007	Third Quarter December 31, 2006	Second Quarter September 30, 2006	First Quarter June 30, 2006
Interest Income	$4,273	$6,709	$6,883	$6,075
Expenses	(377,295)	(290,857)	(489,200)	(204,585)
Write-down of long-term investments	-	(480,000)	-	-
Share of loss of Camphor Ventures	(80,884)	(62,382)	-	-
Net loss	(453,906)	(826,530)	(482,317)	(198,510)
Net loss per share (basic)	(0.01)	(0.01)	(0.01)	(0.004)
Cash flow used in operations	(169,999)	(203,977)	(247,009)	(357,541)
Cash and cash equivalents, end of period	179,970	559,589	661,459	989,161
Assets	41,615,827	41,862,959	42,536,795	35,404,815
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Three Months Ended March 31, 2008
The Company’s net loss before tax recovery during the three months ended March 31, 2008 was $205,284 or compared with a net loss of $453,906 for the three months ended March 31, 2007.

Operating expenses were $219,038 for the quarter compared to $377,295 for the comparative quarter of the prior year.  The decrease is attributed primarily to reduced administration costs for the quarter in consulting and other administrative expenses.

In the three months ended March 31, 2007, the Company recorded its proportionate share of the loss of Camphor Ventures of approximately $81,000 as a result of its acquisition of its then 33.5% interest in the second quarter ended September 30, 2006, and approximately $13,380 of stock-based compensation for options issued in November 2005 and January 2006 which became fully vested in the quarter ended March 31, 2007.  For the quarter ended March 31, 2008, Camphor results are consolidated with those of Mountain Province, and there was no stock-based compensation expense recorded.

8	ANNUAL REPORT 2008

CAMPHOR TAKE-OVER

On April 4, 2007, Mountain Province took up all common shares of Camphor that were tendered to its take-over bid up to March 30, 2007, the expiry date of the Offer, resulting in the Company owning approximately 13,884,500 common shares (approximately 93.3%) of Camphor’s shares outstanding on a non-diluted basis.

The Company extended its Offer to acquire all of the outstanding Camphor Securities until April 16, 2007.   As a result of the extension of the Offer, the Company took up an additional 339,391 common shares of Camphor tendered, giving the Company ownership of approximately 14,223,900 shares of Camphor, or 95.6% on a non-diluted basis.

On April 19, 2007, the Company issued a Notice of Compulsory Acquisition to the remaining shareholders of Camphor to acquire the balance of the common shares under the same terms as the Offer.  The Notice of Compulsory Acquisition expired on June 19, 2007, and the Company took up the balance of the Camphor securities, including its outstanding options.

The take-up of the Camphor shares resulted in the issuance of 3,784,778 Mountain Province common shares.  The take-up of the balance of the Camphor shares after the expiry of the Notice of Compulsory Acquisition on June 19, 2007 resulted in the issuance of 268,032 shares.  Finally, the take-up of 485,000 options of Camphor resulted in the issuance of 198,850 Mountain Province options.

In accordance with the terms of the Support Agreement with Camphor, Mr. Peeyush Varshney joined the Board of Directors of the Company in April 2007.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been limited.  The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $1,566,948 at March 31, 2008 ($179,550 as at March 31, 2007), and cash and term deposits of $1,582,127 ($454,970 at March 31, 2007).  The Company had no long-term debt at either March 31, 2008 or March 31, 2007.  The Company does not currently incur any direct costs in connection with the Gahcho Kué Project as these costs are currently being funded by De Beers Canada without recourse to the Company.

The Company has sufficient capital to finance its operations for the next twelve months, after which it will be required to raise capital for future operations through the private placement of shares which may include an equity stock financing.

During the year, the Company received $141,048 by issuing 147,350 shares upon the exercise of various stock options (2007 - $888,450 issuing 650,000 shares upon the exercise of options).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable.  Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets.  Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets.  The values shown on the balance sheet for mineral properties represent the Company’s assumption that the amounts are recoverable.  Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.  There are currently no known events that are believed to impact the Company’s current assessment.

MOUNTAIN PROVINCE DIAMONDS INC.	9

The Company expenses all stock based payments using the fair value method.  Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

CHANGES IN ACCOUNTING POLICIES

Effective April 1, 2007, the Company adopted the new CICA Handbook Standards relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

a)           Section 3855, “Financial Instruments - Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities. The initial and subsequent recognition depends on their initial classification.

Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to net earnings in the period in which they arise.

Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses are charged to net earnings in the period in which they arise.

Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.

10	ANNUAL REPORT 2008

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of April 1, 2007:

Cash and cash equivalents	Held-for-trading
Marketable securities	Available-for-sale
Amounts receivable	Loans and receivables
Long-term investments	Available-for-sale
Accounts payable and accrued liabilities	Other liabilities

With respect to embedded derivatives, the Company has elected to recognize only those derivatives embedded in contracts issued, acquired or substantively modified on or after January 1, 2003 as permitted by the transitional provisions set out in section 3855.  The Company did not identify any such embedded derivatives.

The impact of the initial adoption of this section resulted in the Company increasing the value of marketable securities and long-term investment by $47,176 and $280,000, respectively, to their fair values at April 1, 2007 with an offsetting adjustment to accumulated other comprehensive income.

b)           Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.

c)           Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, requires enterprises to separately disclose comprehensive income and its components in the financial statements. Further, enterprises are required to present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income. Major components of Other Comprehensive Income include changes in fair value of financial assets classified as available-for-sale, the changes in fair value of effective cash flow hedging items, and exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations.

FUTURE ACCOUNTING POLICY CHANGES

The Company will be required to adopt the following new accounting standards under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing April 1, 2008.

(a)	Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital, and how it is managed and requires the following disclosures:

(i)	qualitative information about the entity’s objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

There will be no impact on the Company’s financial statements from the adoption of this standard as it affects only disclosure requirements.

MOUNTAIN PROVINCE DIAMONDS INC.	11

(b)  Financial Instruments
New CICA Accounting Handbook Sections 3862, “Financial Instruments - Disclosures”, and 3863, “Financial Instruments - Presentation”, replace existing Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements.  The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks.  There will be no impact on the Company’s financial statements from the adoption of these standards as the changes arising affect only disclosure requirements.

(c)  Inventories
New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements as it has not held significant inventories in the past and does not anticipate holding any in the period of initial application.

(d)  Goodwill and Intangible Assets
For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the Company will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The Company has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

(e)  International Financial Reporting Standards

The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Companies will be required to provided IFRS comparative information for the previous fiscal year.  The convergence from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS.  The Company expects the transition to IFRS to impact financial reporting, business processes, and information systems.  The Company will assess the impact of the transition to IFRS and will continue to invest in training and resources throughout the transition period to facilitate a timely conversion.

12	ANNUAL REPORT 2008

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks
Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•
results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

•	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of feasibility studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company's history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
•	risks related to environmental regulation and liability;
•	political and regulatory risks associated with mining and exploration; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations
The Company has consulting agreements with the President and CEO, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the American Stock Exchange under the symbol MDM. On March 31, 2008, there were 59,870,881 shares issued and 461,500 stock options outstanding expiring from April 30, 2008 to January 30, 2011.  Subsequent to the yearend, 61,500 stock options were exercised for proceeds of $34,501.

On June 23, 2008, there were 59,932,381 shares issued and 400,000 stock options outstanding expiring between October 1, 2009 and January 30, 2011.  There are an unlimited number of common shares without par value authorized to be issued by the Company.

In the year, the Company received $141,048 from the exercise of 147,350 stock options.

MOUNTAIN PROVINCE DIAMONDS INC.	13

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company has evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2008 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of March 31, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have also concluded that there has been no change in the Company’s internal control over financial reporting during the year ended March 31, 2008 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

ADDITIONAL INFORMATION

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

FORWARD-LOOKING STATEMENTS

Some statements contained in this MD&A are forward-looking and reflect our expectations regarding the future performance, business prospects and opportunities of the Company. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. The Company disclaims any obligation to update forward-looking statements.

On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans
President & CEO
June 23, 2008

14	ANNUAL REPORT 2008

REPORT OF MANAGEMENT

The accompanying consolidated financial statements are the responsibility of management. These statements have been prepared in accordance with generally accepted accounting principles in Canada, and reflect management’s best estimates and judgments based on currently available information.

Management has developed and maintains systems of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information and the safeguarding of assets.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities through the Audit Committee of three independent directors which meets with management and the auditors during the year, to review reporting and control issues and to satisfy itself that each party has properly discharged its responsibilities. The Committee reviews the financial statements before they are presented to the Board of Directors for approval and considers the independence of the auditors.

The consolidated financial statements have been audited by KPMG LLP, an independent firm of chartered accountants appointed by the shareholders at the Company’s last annual meeting. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

“Patrick Evans”
Patrick C. Evans
President and Chief Executive Officer

“Jennifer Dawson”
Jennifer M. Dawson
Chief Financial Officer and Corporate Secretary

June 23, 2008

MOUNTAIN PROVINCE DIAMONDS INC.	15

AUDITORS' REPORT

To the Shareholders of Mountain Province Diamonds Inc.

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended March 31, 2008 and the consolidated statements of comprehensive income and accumulated other comprehensive income for the year ended March 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

June 23, 2008

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

16	ANNUAL REPORT 2008

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
March 31, 2008 and 2007

	2008	2007
Assets
Current assets
Cash	$144,750	$179,970
Term deposit	1,437,377	275,000
Marketable securities (Note 3)	37,569	4,632
Amounts receivable	103,399	127,487
Advances and prepaid expenses	56,932	11,260
	1,780,027	598,349
Long-term investment (Note 3)	-	920,000
Investment in Camphor Ventures (Note 4)	-	7,519,747
Investment in Gahcho Kué Project (Note 5)	64,984,140	32,570,324
Equipment	-	7,407

Total assets	$66,764,167	$41,615,827

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$213,078	$418,799

Long-term liabilities
Future income tax liabilities (Note 7)	5,909,363	-

Shareholders' equity:
Share capital (Note 6)	85,581,729	66,579,083
Contributed surplus (Note 6)	945,210	701,626
Deficit	(25,918,150)	(26,083,681)
Accumulated other comprehensive income	32,937	-
Total shareholders' equity	60,641,726	41,197,028
Total liabilities and shareholders' equity	$66,764,167	$41,615,827

See accompanying notes to consolidated financial statements

Nature of operations (Note 1)
Going concern (Note 1)
Subsequent event (Note 6)

On behalf of the Board of Directors:

“Jonathan Comerford”	“Patrick Evans”
Jonathan Comerford, Director	Patrick Evans, Director

MOUNTAIN PROVINCE DIAMONDS INC.	17

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

	2008	2007	2006
Expenses:
Amortization	$(14,239)	$(1,675)	$(1,082)
Consulting fees	(474,704)	(476,754)	(309,217)
Interest and bank charges	(4,605)	(1,200)	(1,231)
Office and administration	(115,079)	(80,998)	(54,043)
Professional fees	(202,245)	(198,628)	(166,150)
Promotion and investor relations	(86,380)	(124,467)	(108,184)
Salary and benefits	(129,291)	(56,101)	(37,500)
Stock-based compensation (Note 6)	-	(186,321)	(314,879)
Transfer agent and regulatory fees	(106,343)	(190,121)	(99,794)
Travel	(61,324)	(45,672)	(39,981)
Net loss for the period before the undernoted	(1,194,210)	(1,361,937)	(1,132,061)
Other earnings (expenses):
Interest income	62,155	23,940	12,173
Write-down of long-term investment	-	(480,000)	(1,080,000)
Gain on sale of long-term investment (Note 3)	1,075,420	-	-
Share of loss of Camphor Ventures	-	(143,266)	-
	1,137,575	(599,326)	(1,067,827)
Net loss for the year before tax recovery	(56,635)	(1,961,263)	(2,199,888)
Future income tax recovery (Note 7)	222,166	-	-
Net income (loss) for the year	165,531	(1,961,263)	(2,199,888)
Deficit, beginning of year	(26,083,681)	(24,122,418)	(21,922,530)
Deficit, end of year	$(25,918,150)	$(26,083,681)	$(24,122,418)
Basic and diluted earnings (loss) per share	$0.00	$(0.04)	$(0.04)
Weighted average number of shares outstanding	59,674,830	55,092,966	52,783,833

See accompanying notes to consolidated financial statements

18	ANNUAL REPORT 2008

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statement of Comprehensive Income
(Expressed in Canadian dollars)
Year ended March 31, 2008

2008
Net income for the year	$165,531
Other Comprehensive Income
Unrealized loss on marketable securities	(14,239)
Increase in value of long-term investment	795,420
Recycling of gain on sale of long-term investment (Note 3)	(1,075,420)
Recycling of opening unrealized gain on long-term investment	280,000
Comprehensive Income	$151,292

Consolidated Statement of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)
Year Ended March 31, 2008

2008
Balance, on initial adoption of CICA 3855
Marketable securities	$47,176
Long-term investment	280,000
Increase in value of long-term investment	795,420
Recycling of gain on sale of long-term investment through other comprehensive income	(1,075,420)
2008 Other Comprehensive Loss	(14,239)
Balance, end of year	$32,937

MOUNTAIN PROVINCE DIAMONDS INC.	19

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

	2008	2007	2006
Cash provided by (used in):
Operating activities:
Net income (loss) for the year	$165,532	$(1,961,263)	$(2,199,888)
Items not involving cash:
Future income tax recovery	(222,166)	-	-
Amortization	14,239	1,675	1,082
Stock-based compensation (Note 6)	-	186,321	314,879
Write-down of long-term investment	-	480,000	1,080,000
Gain on sale of long-term investment (Note 3)	(1,075,420)	-	-
Share of loss of Camphor Ventures	-	143,266	-
Changes in non-cash operating working capital
Amounts receivable	139,668	(60,850)	(40,313)
Advances and prepaid expenses	(45,672)	(5,208)	30,827
Accounts payable and accrued liabilities	(205,722)	237,533	86,290
	(1,229,541)	(978,526)	(727,123)
Investing activities:
Deferred exploration costs	(13,496)	(88,722)	(63,379)
Investment in term deposit	(912,377)	(275,000)	-
Purchase of equipment	-	(5,929)	-
Proceeds from sale of investment	1,995,420	-	-
Acquisition of Camphor Ventures, net of cash acquired (Note 4)	(16,274)	(205,755)	-
	1,053,273	(575,406)	(63,379)
Financing activities:
Shares issued for cash	141,048	888,450	634,850
Increase (decrease) in cash and cash equivalents	(35,220)	(665,482)	(155,652)
Cash, beginning of year	179,970	845,452	1,001,104
Cash, end of year	$144,750	$179,970	$845,452

Supplementary non-cash investing and financing activities (Note 4)

See accompanying notes to consolidated financial statements

20	ANNUAL REPORT 2008

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

1.           Nature of operations:

The Company is in the process of exploring and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 5), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partner to complete exploration and development and discover economically recoverable reserves, successful permitting, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties. These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	Significant Accounting Policies and Future Accounting Policies Changes:

A. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

(a)          Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation.

(b)          Cash and cash equivalents:

Cash and cash equivalents consists of highly liquid short-term investments that are readily convertible to known amounts of cash and have original maturities of three months or less when acquired.

(c)          Marketable securities:

Marketable securities are considered to be available-for-sale securities and are carried at fair market value. Prior to the adoption of CICA Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, the Company carried marketable securities at the lower of cost and quoted fair market value.

MOUNTAIN PROVINCE DIAMONDS INC.	21

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

(d)          Long-term investments:

(i) The long-term investment arose on the sale of mineral property interests in exchange for shares of the purchaser (Northern Lion Corp.) and was accounted for by the cost method since the Company did not have significant influence over the operating, investing and financing activities of the purchaser. Earnings from long-term investment have been recognized only to the extent received.

(ii) The Company’s 34% investment in common shares of Camphor Ventures Inc. (“Camphor”) as at March 31, 2007 was accounted for using the equity method, as the Company had significant influence over Camphor's operating, investing, and financing activities. Under the equity method, the investment in common shares of Camphor was recorded at cost and was adjusted periodically to recognize the Company's proportionate share of Camphor's net income or losses after the date of the investment, additional contributions made, and dividends received.

(e)          Mineral properties and deferred exploration costs:

Direct property acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs relating to specific properties are deferred until the properties are brought into production, at which time, they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such properties.

The Emerging Issues Committee of the CICA issued EIC-126 - “Accounting by Mining Enterprises for Exploration Costs” which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG 11) affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the Committee’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent writedown of capitalized exploration costs related to mining properties is required. Any resulting writedowns are charged to the statement of operations.

22	ANNUAL REPORT 2008

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

The Company considers that exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred. While this guidance is applicable, its application did not result in impairment.

(f)           Equipment:

Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:

Asset	Rate
Furniture and equipment	20%
Computers	30%

(g)          Asset retirement obligations:

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit-of production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

As of March 31, 2008 and 2007, the Company has determined that it does not have material obligations for asset retirement obligations.

(h)          Stock-based compensation:

The Company expenses the fair value of all stock options awarded, calculated using the Black-Scholes option pricing model, over the vesting period.

Direct awards of stock are expensed based on the market price of the shares at the time of the granting of the award.

(i)           Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

MOUNTAIN PROVINCE DIAMONDS INC.	23

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

(j)           Earnings (loss) per share:

Basic earnings (loss) per share is calculated by dividing the earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year. For all periods presented, earnings (loss) available to the common shareholders equals the reported earnings or loss. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

(k)          Foreign currency translation:

Monetary assets and liabilities denominated in a currency other than the Canadian dollar are translated at rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the statement of operations.

(l)           Financial instruments:

The fair values of the Company's cash, term deposit, amounts receivable, advances and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short term to maturity of these financial instruments. The fair value of marketable securities and long-term investments are disclosed in Note 3.

(m)         Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, and long-term investment, as well as the assumptions used in determining the fair value of stock-based compensation. Actual results could differ from these estimates.

(n)          Comparative figures:

Certain of the prior year’s comparative figures have been reclassified to conform with the current year’s presentation.

24	ANNUAL REPORT 2008

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

B.           Newly adopted accounting Standards

Effective April 1, 2007, the Company adopted the new CICA Handbook Standards relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

a)           Section 3855, “Financial Instruments - Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities. The initial and subsequent recognition depends on their initial classification.

Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to net earnings in the period in which they arise.

Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses are charged to net earnings in the period in which they arise.

Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of April 1, 2007:

Cash and cash equivalents	Held-for-trading
Marketable securities	Available-for-sale
Amounts receivable	Loans and receivables
Long-term investments	Available-for-sale
Accounts payable and accrued liabilities	Other liabilities

MOUNTAIN PROVINCE DIAMONDS INC.	25

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

With respect to embedded derivatives, the Company has elected to recognize only those derivatives embedded in contracts issued, acquired or substantively modified on or after January 1, 2003 as permitted by the transitional provisions set out in section 3855. The Company did not identify any such embedded derivatives.

The impact of the initial adoption of this section resulted in the Company increasing the value of marketable securities and long-term investment by $47,176 and $280,000, respectively, to their fair values at April 1, 2007 with an offsetting adjustment to accumulated other comprehensive income.

b)            Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.

There was no impact to the Company upon initial adoption of this section on April 1, 2007.

c)            Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, requires enterprises to separately disclose comprehensive income and its components in the financial statements. Further, enterprises are required to present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income. Major components of Other Comprehensive Income include changes in fair value of financial assets classified as available-for-sale, the changes in fair value of effective cash flow hedging items, and exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations.

The Company implemented this section on April 1, 2007.

C. Future Accounting Policy Changes

The Company will be required to adopt the following new accounting standards under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing April 1, 2008.

(a)          Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital, and how it is managed and requires the following disclosures:

(i)      qualitative information about the entity’s objectives, policies and processes for managing capital;
(ii)     summary quantitative data about what it manages as capital;
(iii)    whether   during   the   period   it   complied   with  any   externally   imposed   capital requirements to which it is subject; and
(iv)    when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

There will be no impact on the Company’s financial statements from the adoption of this standard as it affects only disclosure requirements.

26	ANNUAL REPORT 2008

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

(b)          Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments - Disclosures”, and 3863, “Financial Instruments - Presentation”, replace existing Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks. There will be no impact on the Company’s financial statements from the adoption of these standards as the changes arising affect only disclosure requirements.

(c)           Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard is not expected to have a material impact on the Company’s financial statements as it has not held significant inventories in the past and does not anticipate holding any in the period of initial application.

(d)          Goodwill and Intangible Assets

For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the Company will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

(e)          International Financial Reporting Standards

The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provided IFRS comparative information for the previous fiscal year. The convergence from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS. The Company expects the transition to IFRS to impact financial reporting, business processes, and information systems. The Company will assess the impact of the transition to IFRS and will continue to invest in training and resources throughout the transition period to facilitate a timely conversion.

3.           Marketable Securities

In July, 2007, the Company sold its 4,000,000 shares in Northern Lion Gold Corp. (“Northern Lion”) for net proceeds of $1,995,420.

The quoted market value of remaining marketable securities at March 31, 2008 was $37,569 (March 31, 2007 - $51,808).

The Company has assessed the risk associated with its available-for-sale securities to include market risk, since the market value of the available-for-sale securities is subject to fluctuations.

MOUNTAIN PROVINCE DIAMONDS INC.	27

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

4.           Investment in Camphor Ventures Inc.

During the fiscal year ending March 31, 2007, the Company acquired 4,892,750 common shares of Camphor Ventures Inc. (“Camphor”), representing approximately 33.5 percent of the issued and outstanding common shares of Camphor. The acquisition was undertaken through a private agreement exempt share exchange with five Camphor shareholders. The Camphor shares were acquired on the basis of 39.75 Mountain Province shares for each 100 Camphor shares, resulting in the issuance of 1,944,868 Mountain Province common shares. The investment in Camphor was valued at cost based on the closing price ($3.80) of Mountain Province common shares on July 24, 2006, the date the shares were issued. The Company already owned 100,000 common shares (previously reported under Marketable Securities) at a cost of $66,760, bringing its total shareholdings in Camphor to 4,992,750 common shares.

During the year, the Company acquired 9,884,915 common shares of Camphor Ventures Inc. (“Camphor”), representing approximately 66 percent of the issued and outstanding common shares of Camphor that the Company did not already own, and bringing the Company’s holdings in Camphor to 100%, and the Company’s interest in the Gahcho Kué project to 49%, with De Beers Canada holding a 51% interest. A total of 4,052,816 Mountain Province shares were issued in exchange for the Camphor shares. The Company has valued the common shares issued in this transaction based on the market price of the Company’s shares on the various dates the consideration was exchanged.

In addition to the issuance of common shares, the Company took up the 485,000 stock options of Camphor, and exchanged them for 198,850 stock options of the Company. These replacement stock options were valued at their estimated fair market value using the Black-Scholes model with the following assumptions: dividend yield of 0%; expected volatilities of 34% to 64%; risk-free interest rate of 4.64% and expected lives between 2.83 and 10.33 months.

The allocation of the purchase price is summarized in the table below.

Purchase price:
4,052,816 Common shares issued in exchange for 9,884,915 Camphor common shares outstanding (net of 4,992,750 shares in Camphor held by the Company)	$18,330,842
Value of replacement options issued	774,340
Transaction costs	233,879
Camphor shares previously owned by the Company	7,313,992
$26,653,053
Purchase price allocation
Net assets	$384,262
Mineral properties	32,400,320
Future income taxes	(6,131,529)
$26,653,053

5.           Investment in Gahcho Kué Project:

	2008	2007
Opening balance	$32,570,324	$32,481,602
Mineral Acquisition Properties - Camphor acquisition	32,400,320	-
Consulting	-	77,801
Mining lease costs	13,496	10,921
	$64,984,140	$32,570,324

28	ANNUAL REPORT 2008

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

Gahcho Kué Project:
The Company holds a 49% interest (see Note 4) in the Gahcho Kué project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada (“De Beers Canada”) holds the remaining 51% interest. De Beers Canada may under certain circumstances earn up to a 60% interest in the Gahcho Kué project.

6.           Share Capital and Contributed Surplus:

(a)           Authorized

Unlimited number of common shares without par value

(b)          Issued and fully paid:

Number of shares		Amount
Balance, March 31, 2005	52,610,847	$57,607,786
Exercise of stock options	465,000	634,850
Value of stock options exercised	-	11,027
Balance, March 31, 2006	53,075,847	58,253,663
Exercise of stock options	650,000	888,450
Value of stock options exercised	-	46,472
Issued shares in exchange for shares in Camphor Ventures (Note 4)	1,944,868	7,390,498
Balance, March 31, 2007	55,670,715	66,579,083
Exercise of stock options	147,350	141,048
Value of stock options exercised	-	530,756
Issuance of shares upon investment in Camphor Ventures (Note 4)	4,052,816	18,330,842
Balance, March 31, 2008	59,870,881	$85,581,729

(c)       Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 3,677,300 shares, and as at March 31, 2008, there were 1,337,432 shares available to be issued under the Plan.

The following presents the continuity of stock options outstanding:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2005	1,325,000	$1.48
Granted	200,000	3.57
Exercised	(465,000)	1.37
Balance, March 31, 2006	1,060,000	$1.90
Exercised	(650,000)	1.37
Balance, March 31, 2007	410,000	$2.73
Granted	198,850	0.92
Exercised	(147,350)	1.05
Balance, March 31, 2008	461,500	$2.47

MOUNTAIN PROVINCE DIAMONDS INC.	29

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

The following are the stock options outstanding and exercisable at March 31, 2008.

Expiry Date	Black Scholes Value	Number of Options	Weighted Average Remaining Life	Exercise Price
April 30, 2008	$254,610	61,500	0.08 years	$0.56
October 1, 2009	189,400	200,000	1.50 years	1.96
November 1, 2010	180,100	100,000	2.59 years	2.63
January 30, 2011	321,100	100,000	2.84 years	4.50
	$945,210	461,500	1.84 years

Subsequent to March 31, 2008, 61,500 options with an exercise price of $0.56 each were exercised for proceeds of $34,501.

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal Year:	2008	2006
Dividend yield	0%	0%
Expected volatility	34%-64%	84%-89.78%
Risk-free interest rate	4.64%	3.9%
Expected lives	2.83-10.33 months	5 years

(d)       Contributed surplus:

Amount
Balance, March 31, 2005	$257,925
Recognition of stock-based compensation expense	314,879
Value on exercise of stock options transferred to share capital	(11,027)

Balance, March 31, 2006	561,777
Recognition of stock-based compensation expense	186,321
Value on exercise of stock options transferred to share capital	(46,472)

Balance, March 31, 2007	701,626
Value of options issued to Camphor option holders (Note 4)	774,340
Value on exercise of stock options transferred to share capital	(530,756)
Balance, March 31, 2008	$945,210

(e)       Shareholder Rights Plan:

On August 4, 2006, the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

30	ANNUAL REPORT 2008

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

7.           Income Taxes:

Income tax recovery differs from the amounts that would have been computed by applying the combined federal and provincial tax rates of 26.5% for the years ended March 31, 2008 (2007 - 34.25% and 2006 - 36.12%) to loss before income taxes. The reasons for the differences are primarily as a result of the following:

	2008	2007	2006
Loss before income taxes	$56,635	$1,961,263	$2,199,888
Tax recovery (payable) calculating using statutory rates	15,000	671,700	794,600
Earnings not subject to taxation/(expenses not deductible for taxation)	207,166	(195,000)	(308,800)
	222,166	476,700	485,800
Valuation allowance	-	(476,700)	(485,800)
	$222,166	$-	$-

The components that give rise to future income tax assets and future tax liabilities are as follows:

	2008		2007	2006
Mineral properties and deferred exploration	$(6,131,529	) $	869,900	$682,300
Loss carry forwards	872,259		810,200	1,962,200
Equipment	-		143,000	155,300
Long-term investment	-		590,000	503,100
	(5,257,270)		2,413,100	3,302,900
Valuation allowance	(652,093)		(2,413,100)	(3,302,900)
Net future income tax asset (liability)	$(5,909,363	) $	-	$-

At March 31, 2008, the Company has available losses for income tax purposes totaling approximately $3.5 million, expiring at various times from 2009 to 2028. Of the available losses, $0.9 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available resource tax pools of approximately $40 million, which may be carried forward and utilized to reduce future taxable income. Included in the $40 million of tax pools is $30 million which can only be utilized against taxable income from specific mineral properties.

MOUNTAIN PROVINCE DIAMONDS INC.	31

MOUNTAIN PROVINCE DIAMONDS INC.

CORPORATE INFORMATION

Head Office

401 Bay Street
Suite 2700, P.O. Box 152
Toronto, Ontario
M5H 2Y4
T: 416-361-3562
F: 416-603-8565

Investor Relations

Patrick Evans
President and CEO
T: 416-361-3562
F: 416-603-8565
E: info@mountainprovince.com

Registrar & Transfer Agent

Computershare Investor Services
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
T: 416-263-9200
F: 1-888-453-0330
E: service@computershare.com

Auditors

KPMG LLP
Commerce Court West
199 Bay Street, Suite 3300
Toronto, Ontario
M5X 1J5

Legal Counsel

Fraser Milner Casgrain LLP
1 First Canadian Place
100 King Street West
Toronto, Ontario
M5X 1B2

Officers and Directors

Jonathan Comerford, MBA
Chairman

Patrick Evans
President, CEO and Director

Jennifer Dawson
CFO and Corporate Secretary

D.H.W. Dobson, CA
Director

Elizabeth Kirkwood
Director

Peeyush Varshney
Director

Carl G. Verley, B.Sc., P.Geo.
Director

David Whittle, CA
Director

www.mountainprovince.com

32 ANNUAL REPORT 2008